UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 23, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 23, 2011, entitled “Appointment and Resignation of Chief Executive Officer and Re-Designation fo Director”.
99.2	Press Release dated November 23, 2011, entitled “CNOOC Limited Announce the Appointment of New Chief Executive Officer”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

APPOINTMENT AND RESIGNATION OF CHIEF EXECUTIVE OFFICER
AND RE-DESIGNATION OF DIRECTOR

The Board is pleased to announce that Mr. Li Fanrong has been appointed as the new Chief Executive Officer of the Company with effect from 23 November 2011.

The Board also announces that, due to his responsibility as the President of China National Offshore Oil Corporation which requires more of his time, Mr. Yang Hua resigned as Chief Executive Officer of the Company with effect from 23 November 2011. Accordingly, he was re-designated from an Executive Director of the Company to a Non-executive Director of the Company on the same day. Mr. Yang continues to serve as the Vice Chairman of the Board and will primarily focus on the strategy of the Company.

Appointment of Chief Executive Officer

The board of directors of CNOOC Limited (the “Company”) (the “Board”) is pleased to announce that Mr. Li Fanrong has been appointed as the new Chief Executive Officer of the Company with effect from 23 November 2011.

Mr. Li Fanrong

Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC

Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010. He was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.

Resignation of Chief Executive Officer and Re-designation as Non-executive Director

The Board also announces that, due to his responsibility as the President of CNOOC which requires more of his time, Mr. Yang Hua resigned as Chief Executive Officer of the Company with effect from 23 November 2011. Accordingly, he was re-designated from an Executive Director of the Company to a Non-executive Director of the Company on the same day. Mr. Yang continues to serve as the Vice Chairman of the Board and will primarily focus on the strategy of the Company. Mr. Yang has confirmed that there is no matter relating to his re-designation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

Mr. Yang Hua

Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 29 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as President of CNOOC on 31 August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and has resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company with effect from 23 November 2011.

As at the date of this announcement, Mr. Yang has not held any directorship in any other listed public companies in the last three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary.  Mr. Yang’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the Board would like to welcome Mr. Li on his appointment as new Chief Executive Officer of the Company. The Board would also like to express its appreciation and gratitude to Mr. Yang for his outstanding contribution and services to the Company during his term of office as Chief Executive Officer of the Company.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 23 November 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Limited Announce the Appointment
of New Chief Executive Officer

(Hong Kong, November 23, 2011) – The Board of Directors (“the Board”) of CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) announced today that, Mr. Li Fanrong has been appointed as the new Chief Executive Officer of the Company. The Board also announces that, due to his responsibility as the President of China National Offshore Oil Corporation which requires more of his time, Mr. Yang Hua resigned as Chief Executive Officer of the Company. Accordingly, he was re-designated from an Executive Director of the Company to a Non-Executive Director of the Company. Mr. Yang continues to serve as the Vice Chairman of the Board and will primarily focus on the strategy of the Company.

Mr. Wang Yilin, the Chairman of the Company commented, “On behalf of the Board of Directors, I would like to welcome Mr. Li on his appointment as new Chief Executive Officer of the Company. I would also like to express our appreciation and gratitude to Mr. Yang for his outstanding contribution to the Company. Mr. Li has served the Company for more than 20 years, and has accumulated abundant operation and management experiences in offshore oil and gas development. I firmly believe Mr. Li has the capability to lead the Company and to create more value to our shareholders.”

Mr. Yang Hua, the Vice Chairman of the Company said, “I am very proud to be able to personally experience the remarkable growth of CNOOC Limited. I would take this opportunity to express my gratitude to the Board and the entire staff for their great support in the past. In the future, I will be more focused on the Company’s strategy of the Company, and keep on supporting Mr. Li and his management team.”

Mr. Li Fanrong, the newly appointed Chief Executive Officer of the Company stated, “I am honored to be appointed to this new role. I will fulfill my duty with my best endeavor, to promote the company’s long term sustainable growth.”

Mr. Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 23 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010. He was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com